Filed by Chemical Financial Corporation
Commission File Number: 000-08185
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Monarch Community Bancorp, Inc.
Commission File Number: 000-49814
Filed by Chemical Financial Corporation
Commission File Number: 000-08185
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lake Michigan Financial Corporation

## FELLOW SHAREHOLDERS:

In 2014, Chemical Financial Corporation achieved a number of milestones, financially and operationally, that reflected the continued successful execution of our core business strategies. To borrow from Frank Sinatra, "it was a very good year." Among our most significant accomplishments, we:

- Earned $62.1 million, or $1.97 per diluted share, which included non-recurring transaction-related expenses; excluding those expenses, we earned $66.7 million or $2.11 per diluted share in 2014, up 5.5% on a per share basis from 2013
- Paid $0.94 per share in dividends, an increase of 8% over last year's dividends of $0.87 per share
- Successfully raised approximately $80 million in additional capital to fund growth through an underwritten public offering of over 2.8 million shares of common stock
- Promoted strong acquisitive growth by identifying and reaching agreements to partner with three like-minded community banking organizations across Michigan: the $880 million (asset) Northwestern Bancorp, Inc., the $174 million (asset) Monarch Community Bancorp, Inc. and the $1.2 billion (asset) Lake Michigan Financial Corporation
- Closed the Northwestern acquisition on October 31, 2014
- Posted a record $565 million in organic loan growth, reflecting significant competitive gains across all of our markets
- Increased the size of our wealth management business to over $4.6 billion in assets under management via acquisitive and organic growth

### EARNINGS MOMENTUM CONTINUED

In 2014, Chemical Financial Corporation posted net income of $62.1 million, or $1.97 per diluted share. Excluding non-recurring transaction-related expenses primarily attributable to our Northwestern acquisition, our 2014 net income was $66.7 million or $2.11 per diluted share as compared to net income of $56.8 million or $2.00 per diluted share in 2013. The performance, which included two months of results from the Northwestern transaction, was primarily attributable to strong loan growth, a stable net interest margin, improved credit quality and increased wealth management income.

Reflecting Michigan's strengthening economy, competitive gains, and the Northwestern acquisition, 2014 loan growth was exceptional, with total loans up over $1 billion dollars, or 22%, to $5.7 billion at year-end. In addition to the aforementioned $565 million in organic loan growth, which was propelled by the success of our community banking philosophy and relationship approach, we added approximately $475 million in loans through the Northwestern transaction. Our deposit base increased 19% during 2014 to reach $6.1 billion at year-end, and was comprised almost entirely of core deposits. Excluding $794 million in acquired Northwestern deposits, deposits grew by $162 million, or 3%, during the year.

Also reflective of the strengthening Michigan economy, asset quality improved steadily over the course of the year. Nonperforming loans at year-end 2014 totaled $71.2 million, down 13% from $82.0 million at year-end 2013. Nonperforming loans at the end of 2014 were 1.25% of total loans compared to

1.76% of total loans at year-end 2013. The positive trend in asset quality translated into a lower loan loss provision, facilitating overall earnings growth.

Noninterest income contributed $63.1 million to the Company's financial performance in 2014, a 4% increase compared to 2013. We witnessed gains in wealth management revenue, service charges and fees on deposits and other customer services. These increases were partially offset by a modest decline in mortgage banking revenue, chiefly due to the reduced volume of loans sold in the secondary market.

Due in part to $6.4 million of non-recurring transaction-related expenses, operating expenses were up $15.0 million, or 9%, to $179.9 million in 2014. Absent the non-recurring expenses, but inclusive of the two months of incremental operating costs due to the addition of Northwestern, the increase would have been 5.2%.

The Company's tangible equity to assets and total risk based-capital ratios were 8.4% and 12.4%, respectively, at December 31, 2014. Our book value increased to $24.32 per share at year-end 2014 from $23.38 per share at year-end 2013.

Our capital strength coupled with our financial performance afforded Chemical Financial Corporation the flexibility to pursue our growth strategy while increasing the dividend. In 2014, we paid total dividends to shareholders of $0.94 per share, an 8% increase over the $0.87 per share in dividends paid in 2013.

## COMMITMENT TO GROWTH

At year-end 2009, Chemical Financial Corporation had $4.3 billion in assets. Five years later, at year-end 2014, through a combination of organic and acquisitive growth, total assets have climbed to $7.3 billion, a compound average annual growth rate exceeding 11%.

Having successfully closed or announced 11 acquisitions since 2000, we believe that mergers and acquisitions comprise an integral part of our growth DNA. This year, we came to agreement with three significant community banking partners: Northwestern Bancorp, Inc., parent company of Northwestern Bank, Monarch Community Bancorp, Inc., parent company of Monarch Community Bank and Lake Michigan Financial Corporation, parent company of The Bank of Holland and The Bank of Northern Michigan. We believe these acquisitions significantly increase Chemical's scale and growth opportunities throughout some of Michigan's most attractive economic and demographic regions.

- The Northwestern transaction, which closed in October 2014, was a win-win situation for all stakeholders. We immediately added to our team a group of talented, highly skilled and experienced bankers, who share our vision and mission of community banking and possess an unparalleled knowledge of the market. The Northwestern branch network complemented

our existing network in northern Michigan and provided us solid entry into the very attractive Northwestern Michigan market. On a combined basis, Chemical holds a premier position in the region, expanding the breadth of our footprint and providing entry into several new markets where we believe our robust product and service offerings, especially on the lending side, can provide significant growth opportunities.

- Monarch, with 5 branches and 6 loan production offices, will create an enhanced presence along the Michigan-Indiana border, growing our south region footprint.
- Lake Michigan Financial will expand our market share in the key Grand Rapids, Holland, Traverse City and Petoskey markets, with an emphasis on small business and middle-market commercial lending that we believe will reinforce our position as a leader in the business banking arena.

We are not only pleased with the strategic fit these institutions have with Chemical Financial Corporation, we are excited about the quality of their banking teams that will join the Chemical family. An important thread that weaves throughout these three partnerships is our shared, core community banking philosophies and cultures, which we believe will greatly enhance Chemical's positioning in the communities we serve. Upon closing of the Monarch and Lake Michigan Financial transactions, both expected in 2015, we will have forged an organization with nearly $9 billion in assets, strengthening our position as the largest Michigan-headquartered institution operating branches in our state.

Completion of the Monarch and Lake Michigan Financial transactions is subject to the satisfaction of customary closing conditions, including receipt of shareholder approvals and, in the case of Lake Michigan Financial, receipt of regulatory approvals.

## ENHANCING THE CUSTOMER EXPERIENCE

During 2014, we rolled out our new strategic plan, which focused on the recurring themes of growth, talent development and customer-centric operational infrastructure enhancement. We believe our success in developing talent and satisfying our customers has facilitated our recent growth, and we expect continued success in these areas is a necessary precursor to driving additional organic growth going forward.

To that end, we strived in 2014 to bolster the things we did well and change the things that needed improvement. During the year we completed a number of infrastructure process improvements under our Business Excellence, Vision and Strategy initiative that not only made us more efficient, but also enhanced our customer experience. The improvements covered a wide range of activities, including small business lending, electronic banking services and customer relationship management, to mention a few. We also initiated an aggressive push toward imaging, beginning in our commercial lending area, so that ultimately we can reduce our dependence on paper.

These process initiatives were fundamental to our success in improving customer experiences. We achieved gains across a number of customer metrics during 2014: we grew our customer household base organically by 16,000 and provided our customers with 57,000 net new services. We are especially proud of the net new service growth as it is a direct reflection of our community bank delivery philosophy. This growth was not achieved through a "product of the month" push. Rather it is direct reflection of relationship banking. By listening to the needs of our customers, we were able to provide personalized solutions to specific financial needs. As a result, we further solidified the value of our banking services. Including Northwestern, we now do business with approximately 330,000 households across Michigan. We look forward to opportunities to further deepen our customer relationships in the years to come.

Finally, we invested significant time and resources in our cyber security efforts. Cyberspace crimes in our country have unfortunately become an increasing menace that undermines the economy, exposes sensitive personal and business information and disrupts a wide variety of network operations. We are constantly striving to upgrade internal systems and external networks to help prevent security breaches, phishing and fraud. However, the evolving nature of the threat merits continued focus on this issue. It is critical for all individuals and businesses to remain both vigilant and diligent.

## CORPORATE GOVERNANCE

Chemical Financial Corporation's Board of Directors strives to create a governance framework that aligns our goal of making a profit with that of our role as a good corporate citizen, all while balancing the interests of the Company's myriad stakeholders and promoting transparency. Shareholders are encouraged to visit the "Investor Info" tab on our website (www.chemicalbankmi.com) to review our Corporate Governance and Director standards, board committee charters, and codes of ethics.

Corporate governance best practices suggest a company should rotate the lead independent director position within a minimum and maximum term of two to five years. In conjunction with this standard, after serving the Company for three years as Lead Independent Director, Terence (Terry) F. Moore relinquished this position effective April 21, 2014. We thank Terry for his leadership and business expertise, and his extensive support of Chemical Bank. Terry will continue to serve our shareholders as a director of Chemical Financial Corporation. Franklin (Frank) C. Wheatlake, Chairman of Utility Supply and Construction and a dealer/principal of Crossroads Chevrolet was elected to serve as our next Lead Independent Director. Frank was appointed to the Chemical Bank board of directors in 2001 and the Company's board of directors in 2006. His extensive experience in leading a diverse business organization allowed for a smooth transition of this key position while maintaining continuity of board leadership.

In accordance with our director retirement policy, the following individuals retired from service as community bank directors in April, 2014: Patricia Roggenbuck, Caro; Vincent Demasi, Clare; Clare VanWieren, Holland; Harold Schuitmaker, Kalamazoo; Louis Desenberg, Niles; Kathy Rossow, Niles; G. Joe Swain, Northern Michigan; and Gary Copp, Stanton. Through the years, these ladies and gentlemen have served our Company, Chemical Bank and our shareholders with dedication and a passion for success and, along with their fellow community bank directors, have served as ambassadors, advocates

and advisors to Chemical Bank. This community bank advisory board structure is a critical component to the success of our community bank delivery system, helping ensure community involvement and local presence to each of the communities we serve.

Also, in accordance with our director retirement policy, we recognized the retirement of J. Daniel (Dan) Bernson from the Chemical Bank and Chemical Financial Corporation boards of directors. Dan served our company with distinction for 15 years as a member of the boards of directors of the Benton Harbor Community Bank, Chemical Bank and the Corporation. During his tenure, Dan provided insight and direction about the communities and customers comprising our south region. We will truly miss his valuable guidance and input.

We very much appreciate the dedication and support that these retiring directors provided to our Company, Chemical Bank and our shareholders. We wish them the very best in their future endeavors.

## COMMITMENT TO OUR COMMUNITIES

Our responsibility as a good corporate citizen means a clear commitment to corporate and social responsibility. As we have consistently stated, we are inspired by the dreams of our customers and communities and are committed to making these dreams a reality. During 2014, we demonstrated that commitment in countless ways including our second annual "Chemical Bank Cares Day." On that day, over 2,000 Chemical team members participated in 237 separate community impact projects. This program is one of the several outreach programs we conduct throughout the year which resulted in Chemical team members volunteering over 30,000 hours to improve the quality of life in the communities where they live, work and play.

Chemical Bank continued to aggressively promote financial literacy across Michigan. Our Teach Children to Save program reached thousands of second graders in elementary schools throughout the state. We also sponsored an online learning curriculum, partnering with provider EverFI, to 10 high schools across our market footprint; introduced the Get Smart about Credit program across the state; and, provided a mobile app for kids to help supplement our financial literacy education efforts.

The Chemical Bank Foundation's goal is to support the quality of life in our communities through the support of community projects, economic development, arts and culture, education, affordable housing and health and human services. During 2014, the Foundation's third year of operation, its board of directors received 70 grant inquiries, allocating over $377,000 in grants to organizations and efforts throughout Chemical's geographic operating regions.

## LOOKING AHEAD

Last year we saw continued improvement in our state's economy. Global demand for goods "Made in Michigan" was strong, falling gasoline prices and increasing wages put more discretionary dollars in consumer wallets and the housing market was stable. These trends translated into a visible increase in our commercial customers' reinvesting in their businesses, driving loan demand. Improvements in the Michigan economy bode well for us, but larger challenges to the global and U.S. economies remain a source of concern as we look forward.

While we keep a watchful eye on the impact of these issues, we will continue to focus on what we can control. Our strategy remains unchanged: grow organically and via acquisition as opportunities present themselves; provide exceptional service to our customers and communities; and develop our talent base.

As we look back on a good year, and look forward to the future, we are reminded that the judgment and counsel of our Board of Directors and the combined efforts and hard work of our team of over 2,000 Chemical Bankers are what ultimately drive Chemical Financial Corporation's success. Together, we will strive to achieve our goal of creating value for our shareholders while meeting the needs of the Michigan customers and communities we serve.

As always, we appreciate your continued support.

Sincerely,

David B. Ramaker
Chairman, Chief Executive Officer and President

Franklin C. Wheatlake
Lead Independent Director

**Additional Information about the Monarch and Lake Michigan Financial Transactions**

Chemical Financial Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register the securities that the Monarch shareholders will receive if the Monarch transaction is consummated. The Company will file a registration statement on Form S-4 with the SEC to register securities that the Lake Michigan Financial shareholders will receive if the Lake Michigan Financial transaction is consummated. The registration statements contain or will contain a prospectus, a proxy statement for the meeting at which the Monarch or Lake Michigan Financial shareholders will consider approval of the transaction, as applicable, and other relevant documents concerning the transactions. Investors are urged to read the applicable registration statement, the prospectus and proxy statement, and any other relevant documents when they become available because they will contain important information about Chemical, Monarch, Lake Michigan Financial, and the transactions. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757 or by contacting, as applicable, Monarch Community Bancorp. Inc., 375 N. Willowbrook Road, Coldwater, Michigan 49036, Attention: Ms. Rebecca S. Crabill, Investor Relations, telephone 517-279-3956, or Lake Michigan Financial Corporation, 150 Central Avenue, Holland, Michigan 49423, Attention: Mr. James Luyk, Investor Relations, telephone 616-546-4078. INVESTORS SHOULD READ THE APPLICABLE PROSPECTUS AND PROXY STATEMENT AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTIONS.

Monarch and Lake Michigan Financial, and their respective directors, executive officers, and certain other members of management and employees, may be soliciting proxies from Monarch or Lake Michigan Financial shareholders, as applicable, in favor of the transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Monarch or Lake Michigan Financial shareholders in connection with the proposed transactions will be set forth in the applicable prospectus and proxy statement when it is filed with the SEC. Free copies of this document may be obtained as described above.

## EXECUTIVE OFFICERS:

David B. Ramaker
Chairman, Chief Executive Officer and President

William C. Collins
Executive Vice President, General Counsel and Corporate Secretary

Lori A. Gwizdala
Executive Vice President, Chief Financial Officer and Corporate Treasurer

Leonardo A. Amat
Executive Vice President and Chief Risk Management Officer

Kenneth W. Johnson
Executive Vice President and Director of Bank Operations

Lynn M. Kerber
Executive Vice President and Regional President - South

John E. Kessler
Executive Vice President and Senior Trust Officer

Thomas W. Kohn
Executive Vice President of Community Banking

James E. Tomczyk
Executive Vice President and Senior Credit Officer

Karl W. Linebaugh
Regional Chairman - North

Donna S. McAvoy
Regional President - North and Director of Corporate Branch Administration

Joel F. Rahn
Regional President - West

Robert S. Rathbun
Regional President - East

## CORPORATE DIRECTORS:

Gary E. Anderson
Retired Chairman, Dow Corning Corporation

Nancy Bowman
Co-Owner, Bowman & Rogers, PC

James R. Fitterling
Vice Chairman, Business Operations, The Dow Chemical Company

Thomas T. Huff
Attorney at Law, Thomas T. Huff, PC
Owner, Peregrine Realty, LLC & Peregrine Restaurant Group, LLC

Michael T. Laethem
President, Farm Depot, Ltd

James B. Meyer
Retired Chairman, Chief Executive Officer and President,
Spartan Stores, Inc.

Terence F. Moore
Retired President and Chief Executive Officer, MidMichigan Health

John E. Pelizzari
Chief Operating Officer, Burnette Foods, Inc.

David B. Ramaker
Chairman, Chief Executive Officer and President,
Chemical Financial Corporation and Chemical Bank

Grace O. Shearer
Retired Chief Executive Officer, West Michigan Heart, P.C.

Larry D. Stauffer
Consultant, Auto Wares Inc.

Franklin C. Wheatlake
Lead Independent Director, Chemical Financial Corporation
Chairman, Utility Supply and Construction Company

Alan W. Ott
Director Emeritus